FOR IMMEDIATE RELEASE                                                                                                                                                       Wednesday, December 21, 2005

                                                                                           (No.2005-12-30)

CARMANAH AWARDED $1 MILLION CONTRACT

TO BUILD CANADA’S LARGEST SOLAR POWER SYSTEM

Victoria, British Columbia, Canada - Wednesday, December 21, 2005 - Carmanah Technologies Corporation ("Carmanah") (TSX Venture: CMH) is pleased to announce that the Company has received a letter of intent confirming a forth-coming contract in the amount of $1,000,196 from the City of Toronto for a 100 kW solar power system to be installed on the roof of the Horse Palace at Exhibition Place.

Located ten minutes from downtown Toronto, along the shores of Lake Ontario, Exhibition Place holds grand-scale world-class events on its 192 acres of parkland including the annual Canadian National Exhibition, the Molson INDY, the Caribana Parade, the Royal Agricultural Winter Fair and World Youth Day.  Annually, Exhibition Place welcomes 5.2 million visitors to the site.

"Carmanah is pleased to be selected as the technology partner for this solar power project at Exhibition Place," states Art Aylesworth, Carmanah's CEO.  "This project represents the first RFP response by the merged forces of Carmanah and Soltek Powersource Ltd., and is indicative of the synergies created through the Soltek acquisition."

Carmanah will install a state-of-the-art 100 kW solar power system on Exhibition Place that is tied to the conventional electricity grid.  The system uses high efficiency solar modules and a unique penetrationless racking system.  An educational display in the lobby will show the public how much power is being produced, environmental conditions as well as historical system performance data.  It is estimated this system will reduce the annual carbon dioxide emissions of this facility by approximately 94.7 tonnes per year.

This initial system is part of Exhibition Place's larger plans to improve Toronto's sustainable energy future while immediately reducing greenhouse gas production.  The ultimate goal for Exhibition Place is to become a net exporter of clean emission-free electricity.

"Carmanah will provide Exhibition Place with a complete turnkey package as a model of sustainable energy for the City of Toronto," states Aylesworth. "With the successful implementation of this project, we will also set an example to other cities striving to reach their renewable energy goals."

Carmanah's solar power systems take advantage of otherwise unused existing rooftops on buildings, gathering solar energy as a source of clean electricity to offset traditional grid power requirements.  The systems improve air quality, and show the commitment of forward-thinking cities, such as Toronto, to reduce greenhouse gas emissions.

Stated Rob McMonagle, Executive Director of the Canadian Solar Industries Association (“CANSIA”), “Solar energy will play an important role as part of Ontario’s future power generation.  Toronto has a mandate for cleaner air and reduced dependence on fossil fuels.  The demonstration at Exhibition Place will show how rooftops across Canada can be efficiently utilized for sustainable electrical generation.  CANSIA applauds the Toronto Atmospheric Fund and the City of Toronto for launching this forward thinking project, and we expect many municipalities to follow their example.”

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com